Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Rule 14d-100)

HOUGHTON MIFFLIN HARCOURT COMPANY

(Name of Subject Company (Issuer))

HARBOR PURCHASER INC.

(Name of Filing Person (Offeror))

a wholly owned subsidiary of

HARBOR HOLDING CORP.

(Name of Filing Person (Parent of Offeror))

Table 1— Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$2,822,233,124.59	0.0000927	$261,621.01

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation*	$2,822,233,124.59

Total Fees Due for Filing			$261,621.01

Total Fees Previously Paid			$0.00

Total Fee Offsets			0.00

Net Fee Due			$261,621.01

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 127,728,011 shares of common stock, par value $0.01 per share (the “Company Shares”), of Houghton Mifflin Harcourt Company, a Delaware corporation (“HMH”), issued and outstanding, multiplied by the offer price of $21.00 per share; (ii) 5,936,173 Company Shares reserved for issuance upon the settlement of outstanding HMH restricted stock unit awards multiplied by the offer price of $21.00 per share; and (iii) 1,837,212 Company Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $21.00 per share, multiplied by the offer price of $21.00 per share minus the exercise price for each such option. The foregoing share figures have been provided by HMH to the Offeror and are as of March 3, 2022, the most recent practicable date.